First Liberty Power Corporation

July 6, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Stephen Krikorian
        Accounting Branch Chief
        Division of Corporate Finance
cc:                           Morgan Youngwood
        Staff Accountant
        Division of Corporate Finance

RE:         First Liberty Power Corporation (the “Company”)
Form 10-K/A for the Fiscal Year End July 31, 2010
File No. 000-52928
Filed on December 16, 2010

Dear Mr Krikorian:

Further to your letter of February 25, 2011 in regard to the above noted Company filing, we respond as follows:

Form 10-K/A for the fiscal year Ended July 31, 2010

General

Comment:

1.
You disclose that you are a Nevada corporation incorporated on March 28, 2007. However, a review of the Nevada Secretary of State’s business entity search shows that you are in “Default”. Please advise, and tell us the potential impact that being in “Default” has on your status as a corporation and your operations.

Response:

The Company is now current in its Nevada filings, having filed its annual list on March 3, 2011.

Comment:

2.	We refer to the explanatory note I your amended Form 10-K. Please provide us with a copy of any correspondence received from FINRA relating to your filing.

Response:

We do not have in our files a copy of the correspondence received from FINRA relating to our filing, the Company’s legal counsel advised that they had direct telephone conversation with FINRA in regard to the PCAOB status of Etania Accounting Group Inc. (“Etania”).   Upon that situation being resolved when PCAOB granted the license to Etania, the Company noted that the “E” status was not rectified.  In direct telephone with FINRA, Mr. Nicholson was advised by Angela Miller of FINRA that while the PCAOB issue was cleared, FINRA had noted that the Company’s filings on Form 10-K did not include Item 9.   The Company filed the amended Form 10-K to include Item 9 and FINRA subsequently removed the “E” status.   We have called Ms. Miller at FINRA to request that she access the file for any written correspondence that may have been sent by not received by the Company.  As of the date of this letter, we have not received any such correspondence.

Item 2. Properties, Page 3

Comment

3.	Please disclose the following information for each of your material properties:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•
Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
An indication of the type of claim or concession such as placer lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and fates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The condition that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying theses fees.

•	The Area of your claims, either in hectares or acres

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b) 92) of Industry guide 7.

Response:

We have revised our disclosure to include the requested information, where applicable to the respective properties, under Item 2 which may be found starting on Page 6 of Amendment #3.

Comment:

4.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total cost incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property
•	If applicable, provide a clear statement that the property in without know reserves and the proposed program is exploratory in nature.

You may refer to industry Guide 7, paragraph (b) (1) through (5) for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response:

We have revised our disclosure to include the requested information, where applicable to the respective properties, under Item 2 which may be found starting on Page 6 of Amendment #3.

Comment:

5.	Please expand your disclosure concerning the exploration plans for your properties to address the following points.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics. Geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

Response:

We have revised our disclosure to include the requested information, where applicable to the respective properties, under Item 2 which may be found starting on Page 6 of Amendment #3.

Comment:

6.	If there are no current detailed plans to conduct exploration on the property, disclose thus prominently.

•	Disclose how the exploration program will be funded.
•	Indentify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

We have revised our disclosure to include the requested information, where applicable to the respective properties, under Item 2 which may be found starting on Page 6 of Amendment #3.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuers Purchases of Equity Securities

Recent Sales of Unregistered Securities, Page 4

Comment:

7.
With regards to the March 11, 2010 private placement of the 720,000 units, please revise to indicate the section of the Securities Act or the rule of commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K. We also note that the form 8-K of May 3, 2010 fails to provide the corresponding information with respect to the 250,000 share issuance reported therein.

Response:

We have revised our disclosure on Amendment 3 of Form 10-K to include the required information  for both the March 11, 2010 private placement of the 720,000 units and the May 3, 2010 shares issuance of 250,000 shares reported prior in Form 8-K, commencing on Page 14.

Comment:

8.
As a related matter, you report in Note 7 to the financial statements in your October 31, 2010 Form 10-Q that the detachable warrants included with the units have not been issued as of October 21. 2010. Clarify whether the shares sold in the offering have been issued. In addition, tell us what events or conditions resulted in the apparent delay between the company’s receipt of the subscriptions and the issuance of securities to investors. If the issuances of shares or warrants have not yet occurred, discuss any conditions precedent that are imposed with respect to the issuances, or alternatively, discuss the circumstances in which the issuances are expected to occur. Tell us whether there are any subscription agreements or other arrangements with the investors that establish conditions or performance criteria that must be met before the company will issue the securities.

Response:

Under Note 4 of our financial statements included in Amendment 2 of Form 10-K filed on March 22, 2011, we had revised our disclosure to properly disclose the non-issuance of the shares and the warrants.

Subsequent to the Amendment #2 filing these shares and warrants were issued. We have amended our financial statements to include this information under Note 9, Subsequent Events of the Financial Statements on this Amendment #3.

In regard to the non-issuance of the shares and warrants, our prior Chief Executive Officer had neglected to effect the requisite treasury orders. The subscription agreements do not establish conditions or performance criteria to be met prior to the Company issuing the securities, neither were there any other written or verbal agreements relating to these matters.  Current management has been working through all of the respective issues relating to its filings and issuance of securities and as of the date of this filing, all pending issuances have been addressed.

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Cash Requirements, page 5

Comment:

9.
As of the date of your Form 10-K, you estimate your cash requirements for the next 12 months to be $205,000. You report elsewhere in your document, however, two unsecured loans in the amount of $200,000 and $50,000 which are due and payable on December 31, 2010 and Match 15, 2011, respectively. Please advise.

Response:

Prior management did not report the funds required for the loans as they had negotiated an extension with the lenders.   However, with a review by current management of this filing, we have substantially  revised our  disclosure in our Amendment #3,  commencing on Page 2, to include funds required under the property agreements both for exploration and acquisition costs and additional funds for working capital. We have also amended our Liquidity and Capital Resources on Page 15 to revise the cash requirements.

Results of Operations, Page 6

Comment:

10.
In order to provide a more complete understanding of events that affected you operating results, please describe the causes of any material year-to-year changes in one or more line items in your consolidated financial statements, See Instruction 4 to Item 303(a) of Regulation S-K. We note by example the increase in your consulting fees, exploration costs, and accounting and audit fees, and legal fees during fiscal year ended July 31, 2010 as compared to July 31, 2009. Please briefly explain the underlying business events that led to the changes in those expenditures.

Response:

The financial statements of the Company are not consolidated.   We have amended the disclosure in this Amendment #3 of Form 10-K to comply with instruction 4 to Item 303(a) of Regulation S-K. You will find the amended disclosure starting on Page 15.

Liquidity and Capital Resources, page 7

Comment:

11.
Please revise your liquidity and capital resources discussion so that it includes disclosure regarding the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements. For guidance, see section IV of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we refer to the $250,000 in unsecured loans which bear interest at a rate of 10% per annum. We note that one of these unsecured loans became due on December 23, 2010, and the other becomes due on March 15, 2011.

Additionally, you are required to comply with a work commitment of one million dollars for each of the properties purchased pursuant to the agreements with GeoXplor Corp. You should discuss whether you have spent any funds pursuant to the work commitment.

Response:

We have reviewed section IV of SEC Release No. 33-8350 and have revised our liquidity and capital resources discussion to more accurately provide the disclosure required. You will find this disclosure under Liquidity and Capital Resources commencing on Page 14 of Amendment #3 to Form 10-K.

Financial Statements

Note 6. Related Party transactions, page F-11

Comment:

12.
Tell us your consideration of providing related party disclosures of the consulting agreements with Mr. John Rud and Mr. John Hoak. We refer your Rule 1-02(u) and Rule 4-08(k) of regulation S-X. In addition, clarify your disclosures on page 11 that indicate you have not entered into any employment and/or consulting agreements with your directors and officers.

Response:

We have amended our financial statements to correctly include, in Note 6, the disclosure of the related party contracts for Mr. Rud and Mr. Hoak.  On further review of the related party issues we have noted that Mr. Rud is also a related party by virtue of his being an officer and director of GeoXplor, with whom we have our two property purchase agreements. Furthermore, we have amended our financial statements, notably the balance sheet and cash flow statements, to properly categories amounts owning to Mr. Hoak as accounts payable – related party.  We have also properly accrued the fees earned by Mr. Garner in the fiscal year.

Our independent auditors have issued an updated consent letter dated July ___, 2011.

The deficiency in disclosure relative to the two consulting agreements with Mr. Rud and Mr. Hoak has been addressed, starting on Page 21.

Item 9A(T). Controls and Procedures

Management’s Report on internal Control over Financial Reporting, page 8

Comment:

13.
Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report. We refer you to item 307 of regulation S-K.

Response:

We have revised Item 9A(T) to disclose the conclusions of our principal executive officer and principal financial officers, or persons performing similar functions as required under Item 307 of regulation S-K.   The disclosure can be found on Page 18 of Amendment #3 to Form 10-K.

Comment:

14.
We note that your management’s conclusion regarding the ineffectiveness of your internal control and procedures over financial reporting is limited to the inability of your internal controls and procedures to “detect the inappropriate application of U.S. GAAP rules.” Please review your disclosure to remove any limitations with respect to your conclusions regarding the ineffectiveness of your internal controls over financial reporting and confirm the scope of your evaluation on conclusion of the effectiveness or ineffectiveness of your internal controls and procedures as they are fully described in Exchange Act Rule 13a-15(f). We refer you to Item 308T9c) of Regulation S-K

Response:

We have revised our disclosure to remove the limitations with respect to our conclusions regarding the ineffectiveness of our internal controls and procedures pursuant to Exchange Act Rule 13a-15(f). The disclosure can be found commencing on Page 18 of Amendment #3 to Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

Section 16(a) Beneficial Ownership Reporting Compliance, page 10

Comment:

15.
Given that there were no section 16(a) reports filed electronically pursuant to Section 101(a)(iii) of regulation S-T, it is unclear how you were able to conclude that no Section 16(a) reports required to be filed by your executive officers, directors and greater-than-10% stockholders were not filed on timely basis, based solely on your review of the copies of such reports furnished to your for the period ended July 31, 2009. Please advise.

Response:

In regard to the disclosure, it appears that there was a typographical error, and we believe that prior management meant to refer to the period ending July 31, 2010.   However, we have reviewed the share issuances to our executive officers, directors and known greater-than-10% stockholders with a view to identifying any deficient filings.   We have amended our disclosure under section 16(a) Beneficial Ownership Reporting Compliance to insert a table which we believe accurately discloses the section 16(a) deficiencies and we have noticed those parties that are deficient that we have identified the deficiencies so that they may bring their filings current.  This table can be found on Page 22 of Amendment #3 of Form 10-K.

Exhibits and financial Statements Schedules, page 13

Comment:

16.
We refer to the purchase agreements with GeoXplor Corp included as the exhibits to your Form 8-K filed January 21, 2010. We note that these purchase agreements are not included in the exhibit index to your Form 10-K as required by Item 601(b)(10) of Regulation S-K. Please include these documents in the list exhibits for your amended filing.  You may incorporate these document  by reference to your previously filed Form 8-K pursuant to Exchange Act Rule 12b-23.

Response:

We have amended our exhibit index to incorporate by reference these purchase agreements.   You will find the Exhibit Index on Page 26 of Amendment #3 to Form 10-K.

Comment:

17.
You disclose that you have no employees. Please revise to describe the method of operation by which your activities are conducted without employees. In this regard, we note your reliance upon consultants, such as your vice president of exploration, Mr. Rud and Mr. Hoak. Tell us whether a written consulting arrangement with Mr. Rud exists, and if so, it should be filed as an exhibit in accordance with paragraph (b)(10) of Item 601 of regulation S-K. To the extent the consulting arrangement with Mr. Rud is not written, please summarize the material terms off the arrangement in writing and file that summary of the consulting arrangements as an exhibit. For guidance, see regulation S-K Compliance and Disclosure Interpretation Question 146.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We have amended this disclosure on Page 5 and Page 23 to indicate that while the Company has no employment agreements, the operations of the Company are undertaken by consultants acting for the Company in designated capacities.  We have further updated Item 11 to more accurately represent the compensation arrangements then in place for the officers and directors of the Company.

We have included Mr. Rud’s consulting agreement as an exhibit to this Current Filing.

Comment:

18.
We respect to Mr. Hoak’s consulting agreement, which was filed with the form 8-K filed August 4, 2010, it appears that the agreement should be listed in Item 16 of the Form 10-K in incorporated by reference from the form 8-K or re-filed.

Response:

Mr Hoak’s consulting agreement has been included as incorporate by reference in Item 16.

Comment:

19.
Please tell us why you have not filed the promissory notes related to the December 24, 2009  and March 15, 2010 unsecured loans as exhibits pursuant to Item 601(b)94) of Regulation S-K or, in the alternative, file the promissory notes as exhibits with your amending filing.

Response:

Both promissory notes are filed as an exhibit to this Current Filing.

We acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do remain available should anything further be required in this matter.

Sincerely,

/s/ Don Nicholson
Don Nicholson
President